MBS SOURCE ETRADING INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

Assets

Cash and cash equivalents	$	326,383
Deposit at clearing firm		100,001
Accounts receivable		49,052
Prepaid expenses		15,436
Other assets		3,749
Total assets	$	494,621

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	10,506
Deferred revenue		36,944
Total liabilities		47,450

Commitments and contingencies

Stockholder's equity

Common stock, $0.001 per value, 20,000,000 shares authorized, 2,000,000 shares issued and outstanding		2,000
Preferred stock, $0.001 per value, 5,000,000 shares authorized, none issued and outstanding		
Retained earnings		445,171
Total stockholder's equity		447,171
Total liabilities and stockholder's equity	$	494,621

The accompanying notes are an integral part of these financial statements